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August 19, 2022 VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	SkyWater Technology, Inc.—
Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of SkyWater Technology, Inc., a Delaware corporation (the “Company”), we are transmitting for filing under the Securities Act of 1933, as amended (the “Securities Act”), the above-referenced registration statement, with exhibits, relating to (1) a proposed offering from time to time by the Company of up to $250,000,000 aggregate amount of: (i) senior debt securities of the Company; (ii) subordinated debt securities of the Company (the senior and subordinated debt securities, collectively, the “Debt Securities”); (iii) shares of the Company’s common stock, $.01 par value per share (the “Common Stock”); (iv) shares of the Company’s preferred stock, $.01 par value per share (“Preferred Stock”); (iv) depositary shares representing fractional interests in shares of Preferred Stock; (v) warrants to purchase Debt Securities, Common Stock, Preferred Stock or other securities; (vi) subscription rights to purchase Debt Securities, Common Stock, Preferred Stock or other securities; (vii) contracts (the “Purchase Contracts”) that obligate holders to purchase from the Company, and the Company to sell to these holders, shares of the Common Stock at a future date; and (viii) units comprised of one or more of the other securities described in the prospectus in any combination; and (2) the offer and sale of 2,000,000 shares of Common Stock of the Company by certain of the Company’s stockholders.

Should any questions arise in connection with this filing, please contact the undersigned at (414) 297-5642 (JKWilson@foley.com) or Alexis M. Leineweber at (414) 297-4922 (ALeineweber@foley.com).

Very truly yours,

/s/ John K. Wilson

John K. Wilson

cc:	SkyWater Technology, Inc.
Working Group

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